Exhibit 32

**CERTIFICATION PURSUANT TO
SECTION 1350, CHAPTER 63 OF TITLE 18, UNITED STATES CODE,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

Pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, as President and Chief Executive Officer and Vice President and Chief Financial Officer, respectively, of Nortek, Inc. (the "Company"), do hereby certify that to their knowledge:

1. the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 3, 2009 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 3, 2009 fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Richard L. Bready
Name: Richard L. Bready
Title: President and Chief Executive Officer

/s/ Almon C. Hall
Name: Almon C. Hall
Title: Vice President and Chief Financial Officer